Mail Stop 0308

January 25, 2005


VIA U.S. MAIL AND FACSIMILE

Mr. Dwight Webb
President and Chief Executive Officer
Vita Equity, Inc.
837 West Hastings Street - Suite 314
Vancouver, British Columbia V6C 3N6
CANADA

Re:	Vita Equity, Inc.
Amendment No. 2 to Form SB-2
Filed on January 18, 2005
File No.  333-119147

Dear Mr. Webb:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Plan of Operations, page 26

1. We note your response to our prior comment 12. Please disclose the likelihood that you will be able to obtain funding from these sources to provide you with sufficient funds to meet your needs for the next twelve months. Also, please disclose whether you would be required to stop operating as a going concern if you are unable to decrease your marketing expenditures, increase your gross profit margin, and/or borrow sufficient funds.


*	*	*	*	*	*


      You may contact Robert Burnett, at (202) 942-1809, or
Michael
Moran, Accounting Branch Chief, at (202) 942-2823, if you have questions regarding comments on the financial statements and related matters.  Please contact John Fieldsend, at (202) 824-5505, or
Ellie
Quarles, Special Counsel, at (202) 942-1859, or me at (202) 942-
1900
with any other questions.

      Sincerely,




      H. Christopher Owings
      Assistant Director


cc:	Mr. Doug Bolen
	c/o Vita Equity, Inc.
      837 West Hastings Street - Suite 314
      Vancouver, British Columbia, V6C 3N6
      CANADA

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Vita Equity, Inc.
January 25, 2005
Page 1